

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2011

Mr. Richard Astrom
Chief Executive Officer
A Clean Slate, Inc.
1750 Osceola Blvd.
West Palm Beach, FL 33409

> **Re: A Clean Slate, Inc.**
> **Form 8-K**
> **Filed January 7, 2011**
> **File No. 000-21369**

Dear Mr. Astrom:

We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Jaime G. John
Staff Accountant